Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2012	2011	2010	2009	2008 (1)
	$	$	$	$	$
Computation of earnings:
Income (loss) before income taxes	74.6	186.3	101.9	160.0	(107.0)
Less: Equity in net income of investments in affiliates	—	—	—	(0.6)	(7.7)
Plus: fixed charges	35	23.5	32.7	54.4	88.9
Less: capitalized interest	(1.1)	(0.9)	(0.4)	—	—
Earnings	108.5	208.9	134.2	213.8	(25.8)
Computation of fixed charges
Interest expense, net	33.1	21.5	31.1	53.5	88
Capitalized interest	1.1	0.9	0.4	—	—
Interest portion of operating lease expense	0.8	1.1	1.2	0.9	0.9
Fixed charges	35	23.5	32.7	54.4	88.9
Ratio of earnings to fixed charges	3.1	8.9	4.1	3.9	—
(1) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $114.7 million.